EXHIBIT 1

Notice regarding the execution of a stock exchange agreement related to M3 Inc.’s conversion of Mediscience Planning Inc. into its wholly owned subsidiary (short-form stock exchange)

[Attached hereto]

December 2, 2013
To whom it may concern
Company name:	M3, Inc.
Representative name:	Itaru Tanimura
Representative Director
(Company code: 2413, First Section of Tokyo Stock Exchange)
Contact:	Takahiro Tsuji, Director
(TEL 03-6229-8900)

Company name:	Mediscience Planning Inc.
Representative name:	Akinori Urae
Chairman and Chief Executive Officer
(Company code: 2182, TSE JASDAQ)
Contact:	Yoshitomo Tsutsui
Executive Officer
Director of Corporate Planning Dept.
(TEL. 03-5820-7614)

Notice regarding the execution of a stock exchange agreement related to M3 Inc.’s conversion of Mediscience Planning Inc. into its wholly owned subsidiary (short-form stock exchange)

M3, Inc. (hereinafter referred to as “M3”) and Mediscience Planning Inc. (hereinafter, “Mediscience Planning”) are pleased to announce, as follows, that they passed resolutions at each company’s respective board meeting held today to carry out a stock exchange (hereinafter, the “Stock Exchange”), whereby M3 will be the wholly owning parent company and Mediscience Planning will be the wholly owned subsidiary company, and that furthermore the two companies today executed a stock exchange agreement (hereinafter, the “Stock Exchange Agreement”).
The Stock Exchange is scheduled to take effect on February 18, 2014.
The Stock Exchange will be carried out upon obtaining approval through a resolution at Mediscience Planning’s extraordinary general shareholders’ meeting to be held on January 23, 2014. M3 will, based on the provision of Article 796, Paragraph 3 of the Companies Act, carry out the Stock Exchange through a short-form stock exchange procedure without approval being given by a resolution at a shareholders’ meeting.
In addition, in advance of the effective date of the Stock Exchange, the shares of Mediscience Planning will be delisted as of February 13, 2014 (the last trading day will be February 12, 2014.) from the JASDAQ market of the Tokyo Stock Exchange, Inc. (hereinafter, the “Tokyo Stock Exchange”) (hereinafter, the “TSE JASDAQ”).

1.	Purpose of Stock Exchange
Under the business objective of “making use of the Internet to increase, as much as possible, the number of people who can live longer and healthier lives, and to reduce, as much as possible, the amount of unnecessary medical costs,” M3 operates “m3.com,” which is a website dedicated to health-care professionals with approximately 250,000 member doctors, provides pharmaceutical companies with marketing support services such as “MR-kun,” from which member doctors can proactively and continuously receive frequent medical related information, as well as clinical trial support services such as “Chiken-kun,” which solicits medical institutions and subjects for participation in clinical trials through “m3.com,” and “Protocol-kun,” which supports optimal clinical trial planning, and other support services. On the other hand, Mediscience Planning is a contract research organization (CRO (Note 1)), which provides various services regarding the management and operation of clinical trials through contracts with pharmaceutical and other companies, conducts monitoring businesses ranging from phase I clinical trial to post-marketing clinical trial and global clinical trial, data management and statistical analysis businesses, quality control and quality assurance businesses, and pharmacovigilance business, etc., and is also expanding into the contract sales organization (CSO) business (Note 3), whereby contract MRs (medical representatives) (Note 2) are dispatched to pharmaceutical companies, etc.

To shareholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

With the aim of promoting the acceleration of efficient clinical trial support businesses through the utilization of the Internet and the increased added value of the CSO business, M3 concluded in May 2012 a capital and business alliance agreement with Mediscience Planning, which in addition to the CRO business that provides various services in the field of clinical trial support, also conducts the CSO business, in order to jointly conduct business operations based on the strengths of both companies, and acquired 649,400 shares of Mediscience Planning (ownership percentage of shares to the total number of outstanding shares: 25.00%). Since then, M3 has made efforts to create synergies, such as building a cooperative system in October of the same year among M3, Mediscience and MIC Medical Corporation, which is a subsidiary of M3, taking advantage of both company groups’ resources and expertise, especially in making clinical trials more efficient using the Internet, increasing the added value of contract MRs, effectively using human resources including CRAs (Note 4), sharing of sales information, joint proposals, etc.
Because, in recent years, the pharmaceutical industry has continued to face a challenging business environment, including stricter standards for approval and facilitation of reviews of the medical-care system, in addition to the fact that it has become difficult to launch new medicines, pharmaceutical companies have strengthened research and development on new drugs and have taken steps to enhance pipelines and concentrate management resources. Given this environment of the pharmaceutical industry, while it is expected that the need for clinical development support from pharmaceutical companies will continue, it is also expected that there will be a differentiation of CROs based on an increase in the size of projects, an increase in the number of global clinical trials, and insights into special regions. In addition, also in the CSO business, there is a need for more efficiency in the sales and marketing activities of contracting MRs and further increases in productivity.
While both companies have until now had a collaborative relationship, such as through the secondment of CRAs from MIC Medical Corporation, which is a consolidated subsidiary of M3, to Mediscience Planning, the secondment of CRAs from Mediscience Planning to Mebix, Inc., which is a consolidated subsidiary of M3, etc., in order to respond to the recent rapidly changing market environment and further expand business, it is vital for both companies to build a robust system that enables them to make the most of the management resources of both companies and to make management decisions more expeditiously, such as sharing a long-term vision and strategies, going ahead with developing and providing services tailored to customer needs including pharmaceutical companies, etc. From such a perspective, we have judged it to be optimal that M3 should convert Mediscience Planning into a wholly owned subsidiary.
Through the unification of business management via the Stock Exchange, M3 will be able to acquire human resources such as CRAs in the CRO business and expertise of global clinical trials and provide marketing support by contracting MRs to pharmaceutical companies in the CSO business while Mediscience Planning will be able to differentiate itself by providing services in combination with the Internet in the CRO and CSO businesses, thus contributing largely to enhancing the value of both companies. Specifically, it will be possible to pursue the following synergies :
(i)
Increase in productivity such as increase in the utilization rate resulting from the sharing of human resources, including both companies’ CRAs, strengthening of the ability to procure orders for large-scale projects backed by extensive human resources, etc., securing excellent human resources, and enhancing the human resource development system through tie-ups within group companies.

(ii)
Make the clinical trial process more efficient by combining “Chiken-kun,” which is a clinical trial support service that solicits medical institutions and subjects for participation in clinical trials through m3.com and operational expertise in the CRO business, and increase productivity by strengthening responses to rare diseases, etc.

(iii)
Provide services to second high value-added contract MRs who have acquired skills to utilize the Internet such as m3.com, etc., and increase productivity through the provision, etc., of marketing support services with one-stop services ranging from those related to the Internet to real detailing to pharmaceutical companies.

(Note 1)	CRO
A Contract Research Organization (CRO) is an organization that conducts commissioned businesses related to drug development and is commissioned to conduct all or part of various businesses regarding the operation of clinical trials carried out by pharmaceutical companies.
(Note 2)	Contract MR
This means a Medical Representative (MR) belonging to the CSO business.
(Note 3)	CSO business
The Contract Sales Organization (CSO) business is conducted by accepting the commissioning of sales activities and marketing business to medical institutions on pharmaceuticals, medical devices, etc. Although these are generally conducted by pharmaceutical companies’ MRs, a CSO hires MRs independently and conducts specified secondment of MRs, as well as accepts business through a commission business agreement at the request of pharmaceutical companies, etc.
(Note 4)	CRA
Clinical Research Associate (CRA) is a person in charge of trial monitoring. It is his/her main duty to monitor and verify whether or not clinical trials are carried out in compliance with the Pharmaceutical Affairs Act, GCP (Good Clinical Practices), SOP (Standard Operation Procedure), and protocol in a proper manner.

2.	Summary of Stock Exchange
(1)	Schedule of Stock Exchange
Date of resolution passed at the board meeting (both companies)	December 2, 2013
Date of conclusion of Stock Exchange Agreement (both companies)	December 2, 2013
Date of making available to the public the record date of extraordinary general shareholders’ meeting (Mediscience Planning)	December 3, 2013 (scheduled)
Record date of extraordinary general shareholders’ meeting (Mediscience Planning)	December 17, 2013 (Scheduled)
Scheduled date of extraordinary general shareholders’ meeting (Mediscience Planning)	January 23, 2014 (Scheduled)
Determination date of stock exchange ratio	February 3, 2014 (Scheduled)
Last trading day	February 12, 2014 (Scheduled)
Delisting date (Mediscience Planning)	February 13, 2014 (Scheduled)
Scheduled date when Stock Exchange will be conducted (Effective date)	February 18, 2014 (Scheduled)
(Note 1)
M3 will, based on the provision of Article 796, Paragraph 3 of the Companies Act, carry out the Stock Exchange through a short-form stock exchange procedure without approval through a resolution at a shareholders’ meeting.

(Note 2)	The schedule above may be changed after consultation and agreement between both companies if necessary due to necessity for the procedures of the Stock Exchange or for other reasons.

(2)	Method of Stock Exchange
This stock exchange will be carried out with M3 being the wholly owning parent company and Mediscience Planning being the wholly owned subsidiary company. M3 will carry out the Stock Exchange without approval provided by a resolution at its shareholders’ meeting through a short-form stock exchange procedure based on the provision of Article 796, Paragraph 3 of the Companies Act. Mediscience Planning will carry out the Stock Exchange upon obtaining the approval of the Stock Exchange through a resolution at its extraordinary general shareholders’ meeting to be held on January 23, 2014.

(3)	Details of allotment on Stock Exchange
When carrying out the Stock Exchange, M3 will allot to shareholders of Mediscience Planning (excluding M3) immediately before the time (hereinafter, the “record time”) M3 acquires all outstanding shares of Mediscience Planning (excluding shares of Mediscience Planning already owned by M3), the number of common shares of M3 arrived at by multiplying the number of common shares of Mediscience Planning they own by the stock exchange ratio calculated using the formula below: (Hereinafter, the method calculating a stock exchange ratio using this method is referred to as the “variable stock exchange ratio method.”)

Stock exchange ratio = 3,500 yen (*)/average price of common shares of M3
*The appraised price per common share of Mediscience Planning calculated using the method stated in 3.

In the formula above, the “average price of common shares of M3” means the mean value (provided, however, that the calculation shall be made to the first decimal place and the numerical value obtained shall be rounded off to the closest whole number.) of the volume weighted average price per common share of M3 of each trading date during a period of 5 trading dates (excluding, however, days on which no trading is carried out) from and including January 27, 2014 to and including January 31, 2014 in the First Section of the Tokyo Stock Exchange.

(Note 1)	Method of calculating stock exchange ratio
The stock exchange ratio is calculated to the fifth decimal place and is rounded to the nearest 4th decimal place.
(Note 2)	Number of shares to be distributed by the stock exchange, etc.
M3 will distribute the number of common shares arrived at by multiplying the total number of common shares owned by shareholders (excluding M3) of Mediscience Planning at the record time by the stock exchange ratio above, to such shareholders. M3 will issue new common shares when distributing shares through the Stock Exchange. Meanwhile, Mediscience Planning will retire all treasury shares (including those to be acquired by Mediscience Planning through the purchase of shares regarding a dissenting shareholders’ share purchase demand provided for in Article 785, Paragraph 1 of the Companies Act to be exercised with regard to the Stock Exchange) that it will, in accordance with laws and regulations, own by the record date by a resolution of its board meeting to be held by the day immediately before the effective date of the Stock Exchange.

(Note 3)	Rounding of odd lots less than one share

For existing shareholders of Mediscience Planning who will receive a distribution of an allotment of odd lots of less than one common share of M3, M3 will sell a number of M3 shares equivalent to the total number (should there be a fraction of less than one share in the total number, such fraction shall be rounded down.) of such odd lots in accordance with Article 234 of the Companies Act and other applicable laws and regulations, and distribute such sales proceeds to them according to the number of odd lots. For shareholders who own 100 shares, which is the share trading unit of Mediscience Planning, in case the average price of M3’s common shares exceeds 351,758 yen, only such sales proceeds will be distributed instead of distributing M3’s common shares.

(4)	Handling of subscription right to shares and bonds with subscription right to shares in conjunction with the Stock Exchange
Mediscience Planning will, in case it receives approval from the Stock Exchange by a resolution at the extraordinary general shareholders’ meeting to be held on January 23, 2014, acquire without any payment, and retire, all subscription rights to shares to be issued by Mediscience Planning on the date separately provided for at Mediscience Planning’s board meeting not later than the day immediately before the effective date of the Stock Exchange.

Mediscience Planning has not issued any bonds with subscription right to shares.

3.	Base of calculations of details of allotment on the Stock Exchange, etc.
(1)	Base of details of allotment and reason
Since M3 and Mediscience Planning formed a capital and business alliance relationship in May 2012, they have pursued collaboration in both companies’ businesses and have simultaneously had discussions on the prospective cooperative system and capital policy of both companies. As part of such efforts, around October 2013, M3 proposed the Stock Exchange to Mediscience Planning and initiated relevant discussions between the two companies.
When initiating discussions on the Stock Exchange, as mentioned in (4) “Measures for ensuring fairness” below, M3 appointed Nomura Securities Co., Ltd. (hereinafter, “Nomura Securities”) as its independent calculation agent and Kitamura & Hiraga as its legal advisor, to ensure the fairness of the stock exchange ratio of the Stock Exchange and fairness of other aspect of the Stock exchange, and initiated a full-scale consideration of the transaction.
On the other hand, following the proposal made by M3, as mentioned in (4) “Measures for ensuring fairness” and (5) “Measures for avoiding conflict of interests” below, Mediscience Planning appointed ASAHI Business Solution Co., Ltd. (hereinafter, “ASAHI Business Solution”) as its independent agent and Mori Hamada & Matsumoto as its legal advisor, to ensure the fairness of the stock exchange ratio of the Stock Exchange and fairness of other aspects of the Stock exchange, and initiated consideration of the proposal made by M3.
M3 and Mediscience Planning have conducted negotiations and discussions in good faith with regard to the purpose of the Stock Exchange, the method of calculating the stock exchange ratio, the stock exchange ratio, etc., taking their financial conditions, trends of business performance, movement of share prices, etc., into consideration.

In a conventional stock exchange, the stock exchange ratio and the number of shares of the wholly owning parent company to be issued as consideration in the stock exchange are finalized at the time such stock exchange is made public. However, in this case, due to the fact that the shares of M3 are listed and are subject to share price fluctuations, the value (market price) of M3 shares to be distributed for allotment to shareholders of Mediscience Planning on the effective date has not yet been finalized. By adopting, on the other hand, the variable stock exchange ratio method, even if the stock exchange ratio and number of shares of M3 as the wholly owning parent company as consideration are not yet finalized, due to the fact that the value of Mediscience Planning’s shares is finalized at the time the Stock Exchange is made public and the number of M3 shares to be distributed per share of Mediscience Planning as consideration is based on the average price of M3 shares during a certain period immediately before the effective date, it is possible to finalize the value (market price) of M3 shares to be distributed for allotment to shareholders of Mediscience Planning on the effective date at the time the Stock Exchange Agreement is executed.
Recognizing the importance of paying due regard to the shareholders of Mediscience Planning as much as possible, M3 and Mediscience Planning took into account the interest of the shareholders of Mediscience Planning on a comprehensive basis and carefully discussed the best approach. As a result, the two companies determined that the variable stock exchange ratio method is the optimal method because it has the merit of avoiding price fluctuation risk in the M3 shares to be distributed for allotment through the Stock Exchange, while in a conventional stock exchange shareholders of Mediscience Planning would bear such price fluctuation risk.
Since then, while using as a reference the calculation of the per-share value of common shares of Mediscience Planning (which serves as the basis for calculating the Stock Exchange Ratio) that was received from the respective independent calculation agents, M3 and Mediscience Planning engaged in good faith discussions taking Mediscience Planning’s financial condition, trends of business performance, movements of its share price, etc., into consideration. As a result, at M3’ board meeting held today, it was judged that it would be appropriate to set the value per common share of Mediscience Planning at 3,500 yen and that this would be in the interests of M3’s shareholders’.

In addition, Mediscience Planning took into account the valuation report, dated November 29, 2013 from its calculation agent, ASAHI Business Solution, as well as advice from a legal perspective from its legal advisor, Mori Hamada & Matsumoto, and its board of directors engaged in careful deliberations. Due to the fact that the per-share value of 3,500 yen is, as described under “Matters related to calculations”, above the top of the range based on the average market price method and the comparable companies method, and within the range based on the discounted cash flow method, and thus is a reasonable level in light of the valuation report received from ASAHI Business Solution, Mediscience Planning determined that such per-share value would be in the interests of Mediscience’s shareholders and a resolution was passed at today’s meeting of its board of directors in the manner described under (5) “Measures for avoiding conflicts of interests”.
In addition, as to the value of M3 shares to be issued as consideration, while it would be desirable to adopt the share price immediately before the effective date of the Stock Exchange when using the variable stock exchange ratio method, both companies have judged it reasonable to set a certain time period for certain administrative steps required under the securities depository and book entry transfer system before the effective date, and thus have set the value as the mean of the volume weighted average price on each trading date during a certain period immediately before such administrative time period.

(2)	Matters related to calculations
(i)	Names of independent calculation agents and relationship with listed companies
Both Nomura Securities and ASAHI Business Solution are calculation agents independent of M3 and Mediscience Planning, and such companies neither are related parties of M3 and Mediscience Planning nor have important interests to be mentioned with regard to the Stock Exchange.

(ii)	Outline of calculations
When calculating the stock exchange ratio of the Stock Exchange, M3 and Mediscience Planning have respectively decided to ask independent calculation agents that are separate and independent of each other to calculate the per-share value of Mediscience Planning that serves as a basis for calculating the stock exchange ratio. M3 appointed Nomura Securities, while Mediscience Planning appointed ASAHI Business Solution, as their respective independent calculation agents.

Nomura Securities adopted the average market price method in light of the fact that the shares of Mediscience Planning are listed on TSE JASDAQ and that market prices exist, and the comparable company method in light of the fact that multiple comparable listed companies exist and it is possible to infer the value of shares using the comparable company method, and also conducted the discounted cash flow method (hereinafter, the “DCF method”) to reflect the status of future business activities in the valuation, and calculated the value of the shares. The results of the calculations of the per-common share value of Mediscience Planning using each method are as follows:

Method adopted	Result of calculation of per-share value
Average market price method	2,738-3,010 yen
Comparable company method	2,580-3,219 yen
DCF method	2,956-4,253 yen

Under the average market price method, setting the record date as November 28, 2013, based on the closing price (2,822 yen) of common shares of Mediscience Planning on the record date in the TSE JASDAQ market, the simple average value (2,774 yen, rounded off to the closest whole number) of closing prices for the most recent week, the simple average value (2,738 yen, rounded off to the closest whole number) of closing prices for the most recent month, the simple average value (2,796 yen, rounded off to the closest whole number) of closing prices for the most recent three months, and the simple average value (3,010 yen, rounded off to the closest whole number) of closing prices for the most recent six months, the value of common shares of Mediscience Planning was analyzed, and from the result, the value per share was calculated in the range between 2,738 yen and 3,010 yen.
Under the comparable company method, the value of common shares of Mediscience Planning obtained through a comparison of market share prices and financial indicators showing profitability, etc., of listed companies that conduct comparably similar businesses to Mediscience Planning was analyzed and, as a result, the per-share value was calculated in the range between 2,580 yen and 3,219 yen.
Under the DCF method, based on the earnings forecast of Mediscience Planning, and taking into account various elements, such as business plans, trends of the business performance up to the most recent possible date, information open to the general public, etc., the company value of Mediscience Planning and the value of common shares of Mediscience Planning were analyzed by discounting the free cash flow Mediscience Planning is expected to generate in the future, to the present value at a certain discount rate, and from the result, the per-share value was calculated in the range between 2,956 yen and 4,253 yen.

When calculating the value per common share of Mediscience Planning, Nomura Securities used information provided by Mediscience Planning and M3, information open to the general public, etc., and performed calculations on the assumption that such materials, information, etc., are all accurate and complete, and it did not independently verify their accuracy or completeness. It also neither made evaluations, appraisals, or assessments itself of assets and liabilities (including contingent liabilities) of Mediscience Planning and its affiliated companies, including analysis and valuation of individual assets and liabilities, nor asked any third party institution to make such an appraisal or assessment. The financial forecast (including the earnings plan and other information) of Mediscience Planning is based on the premise that it was studied or prepared by the management of Mediscience Planning and M3 in a reasonable manner based on the best forecasts and judgments currently available to and possible for them. With respect to the earnings plan of Mediscience Planning that Nomura Securities used as the basis for the calculation under the DCF method, there are no business years when a substantial increase/decrease in profits is expected.

ASAHI Business Solution adopted the average market price method in light of the fact that the shares of Mediscience Planning are listed on TSE JASDAQ and that market prices exist, and the comparable listed company method in light of the fact that multiple comparable listed companies exist and it is possible to infer the value of shares using the comparable listed company method, and also conducted the DCF method to reflect the status of future business activities in the valuation, and calculated the value of the shares. The results of the calculations of the per-common share value of Mediscience Planning by use of each method are as follows:

Method adopted	Result of calculation of per-share value
Average market price method	2,738-3,010 yen
Comparable company method	2,890-3,250 yen
DCF method	3,270-3,970 yen

Under the average market price method, setting the record date as November 28, 2013, based on the simple average value (2,738 yen, rounded off to the closest whole number) of closing prices of common shares of Mediscience Planning on the TSE JASDAQ market for the most recent month, the simple average value (2,796 yen, rounded off to the closest whole number) of closing prices for the most recent three months and the simple average value (3,010 yen, rounded off to the closest whole number) of closing prices for the most recent six months, the value of common shares of Mediscience Planning was analyzed and, as a result, the per-share value was calculated in the range between 2,738 yen and 3,010 yen.
Under the comparable company method, common shares of Mediscience Planning were analyzed through comparison with market share prices and financial indicators showing profitability, etc., of listed companies that conduct comparably similar businesses to Mediscience Planning and, as a result, the per-share value was calculated in the range between 2,890 yen and 3,250 yen.
Under the DCF method, based on earnings forecast of Mediscience Planning taking into account various elements, such as business plans, trends of business performance up to the most recent possible date, information open to the general public, etc., the company value of Mediscience Planning and the value of common shares of Mediscience Planning were analyzed by discounting the free cash flow Mediscience Planning is expected to generate in the future, to the present value at a certain discount rate, and from the result, the per-share value was calculated in the range between 3,270 yen and 3,970 yen.
When calculating the value per common share of Mediscience Planning, ASAHI Business Solution used information provided by Mediscience Planning, information open to the general public, etc., and made calculations on the assumption that such materials, information, etc., are all accurate and complete, and did not independently verify their accuracy and completeness. It also neither made evaluations, appraisals, or assessments itself of assets and liabilities (including contingent liabilities) of Mediscience Planning and its affiliated companies, including analysis and valuation of individual assets and liabilities, nor asked any third-party institution to make such appraisals or assessments. The financial forecast (including earnings plan and other information) of Mediscience Planning is based on the premise that it was studied or prepared by the management of Mediscience Planning in a reasonable manner based on the best forecast and judgment currently available to and possible for them.
In addition, in the earnings plan of Mediscience Planning that ASAHI Business Solution used as the basis of the calculation under the DCF method, there are no business years when a substantial increase/decrease in profits is expected.

(3)	Expectation to become delisted and reason
Through the Stock Exchange, as of February 18, 2014, M3 will become the wholly owning parent company of Mediscience Planning, and the common shares of Mediscience Planning, which will become its wholly owned subsidiary company, will be delisted on February 13, 2014 (the last trading day will be February 12, 2014), in accordance with the delisting standards of TSE JASDAQ. Although the common shares of Mediscience Planning will not be traded on the TSE JASDAQ market after the delisting, common shares of M3 will, as stated in 2. (3) above, be allotted to shareholders of Mediscience Planning in accordance with the Stock Exchange Agreement.
Because common shares of M3 to be distributed as consideration for the Stock Exchange have been listed on the Tokyo Stock Exchange, shareholders who receive an allotment of one or more common shares of M3 through the Stock Exchange will be able to continue to trade on the stock exchange markets, and thus we believe they will be able to secure liquidity for the shares they receive.

For details of rounding of fractions in case odd lots of M3 common shares that are less than one share are distributed to shareholders of Mediscience Planning through the Stock Exchange, please refer to (Note 3) of 2. (3) above.

(4)	Measures for ensuring fairness
Because M3 owns 25.00% of the outstanding shares of Mediscience Planning and has treated Mediscience Planning as an equity method affiliate and the fact that Mr. Itaru Tanimura, who is the Representative Director of M3, is also a director of Mediscience Planning, in order to ensure the fairness of the stock exchange ratio, when carrying out the Stock Exchange, both companies, as stated in 3. (2) above, respectively asked independent calculation agents to calculate the per-common share value of Mediscience Planning, which serves as the basis for calculating the stock exchange ratio. Using the results of the calculations as a reference, the two companies have conducted negotiations and discussions in good faith, and reached an agreement to conduct the Stock Exchange based on the stock exchange ratio stated above after adopting the variable stock exchange ratio method, and the related resolutions were passed at the respective board meetings held today.
Neither M3 nor Mediscience Planning has obtained a fairness opinion regarding the per-common share value of Mediscience Planning from the independent calculation agents.
In addition, as the legal advisors for the Stock Exchange, M3 appointed Kitamura & Hiraga and Mediscience Planning appointed Mori Hamada & Matsumoto, and both companies accordingly received advice from a legal perspective with respect to various procedures for the Stock Exchange, the method and process of decision-making, etc., at board meetings, etc.

(5)	Measures for avoiding conflict of interests
Because M3 owns 25.00% of the outstanding shares of Mediscience Planning and has treated Mediscience Planning as an equity method affiliate, and the fact that Mr. Itaru Tanimura, who is the Representative Director of M3, is also one of the four directors of Mediscience Planning, M3 has taken the following measures:
Mr. Itaru Tanimura, did not participate in the deliberations or the resolution regarding the Stock Exchange at the board meeting of Mediscience Planning from the viewpoint of avoiding a conflict of interests, and did not take part in discussions and negotiations with M3 regarding the Stock Exchange.
All directors excluding Mr. Itaru Tanimura attended the board meeting of Mediscience Planning above and passed the resolution on the Stock Exchange by unanimous consent. In addition, all of the auditors (all three auditors are outside company auditors) attended the board meeting above and expressed no objections to the conclusion of the Stock Exchange Agreement.

4.	Outlines of companies involved in Stock Exchange
		Wholly Owning Parent Company in stock exchange	Wholly Owned Subsidiary Company in stock exchange
(1)	Name	M3, Inc.	Mediscience Planning Inc.
(2)	Location	1-11-44, Akasaka, Minato-ku, Tokyo	1-1-7 Higashi-nihonbashi, Chuo-ku, Tokyo
(3)	Job title and name of the company representative	Itaru Tanimura, Representative Director	Akinori Urae, Chairman and Chief Executive Officer
(4)	Description of business	Provision of medical-related services through the utilization of the Internet	CRO business
(5)	Capital	1,385,080,000 yen	361,520,000 yen
(6)	Date of establishment	September 29, 2000	September 20, 1982
(7)	Number of outstanding shares	1,589,958 shares	2,597,600 shares
(8)	End of accounting period	March 31	August 31
(9)	Number of employees	1,207 (consolidated)	748 (consolidated)
(10)	Main customers	Domestic pharmaceutical companies, etc.	Domestic pharmaceutical companies, etc.
(11)	Main banks	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation

(12)	Major shareholders and their shareholding ratios	Sony Corporation	40.1%	M3, Inc.	25.0%
		Japan Trustee Services Bank, Ltd.	6.1%	K.K. Random Square	9.8%
		The Master Trust Bank of Japan Ltd.	4.9%	Akinori Urae	9.3%
		Itaru Tanimura	3.0%	K.K. SunCare	7.8%
		Trust & Custody Service Bank, Ltd.	1.9%	The Bank of New York Mellon as agent BNYM AS EA Dutch Pension Omnibus 140016	5.5%
		Northern Trust Company (AVFC) Sub-account American Clients (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited Tokyo Branch)	1.5%	Mediscience Planning Employees’ Shareholding Association	4.7%
		Goldman Sachs & Co. Regular Account (Standing proxy: Goldman Sachs Japan Co., Ltd.)	1.3%	Kyoro Sakai	3.1%
		Deutsche Bank AG London-PB Non-Treaty Clients 613 613 (Standing proxy: Deutsche Securities, Inc.)	1.3%	Toshiaki Amamoto	2.3%
		BBH for Oppenheimer Global Opportunities Fund (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.3%	Shin Irie	2.3%
		State Street Bank and Trust Company (Standing proxy: Hongkong and Shanghai Banking Corporation Limited Tokyo Branch)	1.1%	Masaya Mikami	2.0%
(13)	Relationships between companies involved
	Capital relationship	M3 owns 649,400 shares equivalent to 25.00% of the total number of shares outstanding (2,597,600 shares) of Mediscience Planning.
	Personal relationship	Mr. Itaru Tanimura, who is the Representative Director of M3, also serves as a director of Mediscience Planning.
	Business relationship
Mediscience Planning commissions and accepts commissions of business related to the secondment of monitors to and from M3’s consolidated subsidiaries, and outsources translation work to M3’s equity method affiliates.

	Situation applicable to related party	Mediscience Planning is M3’s equity-method affiliate, and thus M3 and Mediscience Planning are related parties with each other.
(14)	Operating results and financial conditions for the last three years
End of accounting period	M3 (Consolidated)			Mediscience Planning (Consolidated)
	Fiscal year ended March 2011	Fiscal year ended March 2012	Fiscal year ended March 2013	Fiscal year ended August 2011	Fiscal year ended August 2012	Fiscal year ended August 2013
Consolidated net assets	13,708	17,480	23,472	1,571	1,825	2,056
Consolidated total assets	17,786	23,017	30,853	3,660	3,961	4,983
Consolidated net assets per share (yen)	8,465.10	10,664.80	14,001.25	605.01	702.83	805.46

Consolidated net sales	14,646	19,040	26,007	7,125	7,845	8,240
Consolidated operating income	6,031	7,648	9,294	655	784	732
Consolidated ordinary income	6,143	7,695	9,625	659	719	749
Consolidated net income	3,486	4,492	5,598	368	345	444
Consolidated net income per share (yen)	2,218.36	2,843.43	3,526.67	141.92	133.02	173.97
Dividend per share (yen)	5,000.00	2,500.00	1,200.00	30.00	40.00	50.00
(Note 1)
M3 carried out a 2-for-1 common share split on October 1, 2011 and a 3-for-1 common share split on October 1, 2012. The calculations for “Consolidated net assets per share” and “Consolidated net income per share” were based on the assumption that these share splits were carried out at the beginning of the fiscal year ended March 2011.

(Note 2)	No adjustments arising from these share splits were made to the amount of “Dividend per share.”
(Note 3)	Figures above are expressed in millions of yen (except as otherwise specified).

5.	Status after the Exchange
Wholly Owning Parent Company in stock exchange
(1)	Name	M3, Inc.
(2)	Location	1-11-44, Akasaka, Minato-ku, Tokyo
(3)	Job title and name of the company representative	Itaru Tanimura, Representative Director
(4)	Description of business	Provision of medical-related services through the utilization of the Internet
(5)	Capital	1,385,088 thousand yen
(6)	End of accounting period	March 31
(7)	Net assets	Not yet finalized as of this point in time.
(8)	Total assets	Not yet finalized as of this point in time.

6.	Outline of accounting treatment
The he Stock Exchange will be treated as an “acquisition” under the Accounting Standard for Business Combination, with Mediscience Planning treated as being acquired by M3. In connection with this treatment, goodwill is expected to recognized by M3 and years of amortization have yet to be finalized as of this point in time, we will disclose them as soon as they have been finalized.

7.	Future outlook
Through the Stock Exchange, Mediscience Planning, which is M3’s equity-method affiliate, will become a wholly owned subsidiary company of M3. The possible effects, etc., the Stock Exchange will have on M3’s consolidated business performance have been yet finalized as of this point in time. Should there occur a need to revise M3’s business forecast or matters to be made public in the future, we will make disclosure in a prompt manner.

(For reference)
M3’s consolidated business forecast for the current fiscal year (which was released on October 28, 2013) and actual performance for the previous fiscal year
(Millions of yen)
	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Consolidated net income
Business forecast for the current fiscal year (Fiscal year ending March 2014)	34,000	11,400	11,400	6,900
Actual performance for the previous fiscal year (Fiscal year ended March 2013)	26,007	9,294	9,625	5,598

Mediscience Planning’s consolidated business forecast for the current fiscal year (which was released on October 10, 2013) and actual performance for the previous fiscal year

(Millions of yen)
	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Consolidated net income
Business forecast for the current fiscal year (Fiscal year ending August 2014)	9,850	882	895	531
Actual performance for the previous fiscal year (Fiscal year ended August 2013)	8,240	732	749	444